UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
METALICO, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591176102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	591176102

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Walter H. Barandiaran

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Peru

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,522,097

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,522,097

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,522,097

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	4.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:

186 North Avenue East Cranford, NJ 07016
Item 2.
(a)	Name of person filing: See Cover Pages, Item 1.

(b)	Address or principal business office or, if none, residence:

c/o The Argentum Group 60 Madison Avenue, 7th Floor New York, NY 10010

(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of securities: Common Stock

(e)	CUSIP No.: 591176102
Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
See Cover Pages, Items 5 through 11.

The Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock except to the extent of his equity interest therein.
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
The shares of Common Stock are held by Argentum Capital Partners II, L.P. (“ACP II”) and an affiliate. The general partner of ACP II is Argentum Partners II, LLC (“AP LLC”). The managing member of AP LLC is Argentum Investments LLC (“AI”). Walter H. Barandiaran is a managing member of AI and the only person who takes executive action in regard to investment in the Company by ACP II and its affiliates.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
See Item 6 above.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.
SIGNATURE
     The undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on his behalf. After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such individual is true, complete and correct.

January 9, 2009

Date

/s/ Walter H. Barandiaran

WALTER H. BARANDIARAN